October 18, 2021

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Re:	Biofrontera Inc.
Registration Statement on Form S-1, as amended (File No. 333-257722)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Roth Capital Partners, LLC and The Benchmark Company, LLC, as representatives of several underwriters, hereby join Biofrontera Inc. (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-257722) (the “Registration Statement”) to become effective on Tuesday, October 19, 2021, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, McGuireWoods LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Act, we wish to advise you that copies of the Company’s Preliminary Prospectus, dated October 14, 2021, were furnished to several prospective underwriters and distributed by the underwriters approximately as follows through the date hereof: 1,600 copies to institutional investors and 25 copies to others.

The undersigned advise that they have complied and will continue to comply with, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply with, the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Roth Capital Partners, LLC

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	Head of Equity Capital Markets

The Benchmark Company, LLC

By:	/s/ Michael S. Jacobs
Name:	Michael S. Jacobs
Title:	Head of Equity Capital Markets